Exhibit 99.6

NICE CXone Wins UK National Innovation Award for Remote Management of
Customer Interactions

CXone recognized for innovative features and services supporting contact center agility and business continuity designed for today’s work from anywhere requirements

Hoboken, N.J., August 19, 2021 – NICE (Nasdaq: NICE) today announced that it has been selected as the winner in the “Remote Management of Customer Interactions” category of the 2021 UK National Innovation Awards®. The company was recognized for its breakthrough innovations with NICE CXone, the world’s leading cloud customer experience platform, helping contact centers ensure business continuity and agility in a remote workforce environment. The 2021 UK National Innovation Awards®, presented by the Directors Club United Kingdom, focused on work-from-home business solutions from around the world that impacted customer experience, employee engagement and operational performance.

NICE CXone is leading a new era of cloud-based, digitally fluent customer experiences by transforming contact center software so businesses can provide an extraordinary agent and customer experience in every interaction, across dozens of pre-integrated messaging, social and traditional voice or chat channels. While CXone had already revolutionized the concept of virtual contact centers, NICE responded to the sudden need to support entire remote workforces in 2020 by introducing novel CXone services and features. These included CXone@home, a free 60-day version intended to help organizations complete a full cloud migration and transition to work-from-home in 48 hours. CXone also rolled out product features focused on greater workforce agility for remote teams, deeper operational insights across all digital and voice interactions, and integrations with remote employee collaboration tools.

“This past year and a half, more than ever, it became clear how important it is for organizations to ensure their contact centers can weather storms with built-in adaptability. And as many of the changes we’ve seen become a regular aspect of our increasingly remote digital world, NICE CXone’s holistic approach is improving both agent and customer experiences and helping organizations of all sizes become more agile,” said Paul Jarman, NICE CXone CEO. “The 2021 UK National Innovation Award helps demonstrate that CXone is setting the standard for delivering the kind of innovations that help businesses build customer relationships and exceed expectations through the contact center.”

CXone was recognized last year as the winner in the “Innovations in Cloud Contact Centers” category at the 2020 UK National Innovation Awards®. It is also the recipient of several other prestigious honors, including the 2021 Excellence in Customer Service Award, 2021 Stevie Awards for Sales & Customer Service, CRM Industry Leader Awards, CCW Excellence Awards, ICMI Global Contact Center Awards, and the 2020 Stevie American Business Awards.

“Working from home or anywhere is the operational legacy of the COVID-19 pandemic,” said Jon Snow, Chairman of Directors Club United Kingdom. “These 2021 awards set out to highlight the technology developers who are making the distributed workforce not only possible but high performing.”

There were 329 submissions across six categories in the 2021 UK National Innovation Awards. All submissions were judged on the quality of the business outcomes that they deliver. The judges were drawn from among senior business leaders at organizations that would benefit from the technology innovations under consideration.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements of Mr. Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.